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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 5)

                             COMSHARE, INCORPORATED
                            (Name of Subject Company)

                             COMSHARE, INCORPORATED
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    205912108
                      (CUSIP Number of Class of Securities)

                               Brian J. Jarzynski
          Senior Vice President, Chief Financial Officer and Treasurer
                             Comshare, Incorporated
                              555 Briarwood Circle
                            Ann Arbor, Michigan 48108
                                 (734) 994-4800
    (Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with copies to:

                             Thomas S. Vaughn, Esq.
                               Dykema Gossett PLLC
                             400 Renaissance Center
                             Detroit, Michigan 48243
                                 (313) 568-6800


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 5 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on July 1, 2003, as amended by Amendment Nos. 1, 2, 3 and 4 to the Schedule 14D-9 filed with the Securities and Exchange Commission on July 16, 2003, July 18, 2003, July 28, 2003 and July 31, 2003, respectively, by Comshare, Incorporated (the "Company"), a Michigan corporation, relating to the tender offer made by Conductor Acquisition Corp., (the "Purchaser") a Michigan corporation and an indirect wholly owned subsidiary of Geac Computer Corporation Limited, a corporation governed by the Canada Business Corporations Act, ("Geac"), as set forth in a Tender Offer Statement filed by Purchaser on Schedule TO, dated July 1, 2003, for all of the outstanding common stock of the Company, including the Series A Preferred Stock purchase rights associated thereto, at a price of $4.60 net per share, upon the terms and subject to the conditions set forth in the Schedule TO.

         Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 14D-9 or the Offer to Purchase. The Schedule 14D-9 is hereby amended and supplemented as follows:

ITEM 8. ADDITIONAL INFORMATION.

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented to include the following:

         On Friday, August 1, 2003, the Company and Geac issued a joint press release announcing the results of Geac's tender offer for all the outstanding common shares of the Company, which expired at midnight on July 31, 2003. Based upon a preliminary tally by Equiserve Trust Company, N.A., the Depositary for the offer, 9,039,483 shares, or 83.5% of the Company's outstanding shares, were validly tendered (including 134,144 shares tendered by notice of guaranteed delivery). Geac has accepted for payment all shares validly tendered and not properly withdrawn. The final count of shares tendered, including guaranteed deliveries, will be available on August 5, 2003.

         Geac also announced a subsequent offering period of seven business days for the remaining shares of the Company's common stock. The subsequent offering period will commence at 9:00 a.m. Eastern time on August 1, 2003 and will expire at 5:00 p.m. Eastern time on Monday, August 11, 2003. Common shares of the Company validly tendered during the subsequent offering period will be accepted immediately and paid for promptly as they are accepted. Holders who validly tender during the subsequent offering period will receive the same offer price of US$4.60 net per share, in cash, that is payable to holders who tendered during the original offering period. Pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, no withdrawal rights will apply during the subsequent offering period.

         The full text of the joint press release is attached hereto as Exhibit
(a)(38).

         Also on Friday, August 1, 2003, the Company and Geac issued a joint press release announcing that, effective upon the acceptance of the shares for payment pursuant to the Offer, Dennis Ganster resigned as President and Chief Executive Officer of the Company to pursue other interests and James M. Travers has been appointed President and Chief Executive Officer

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of the Company. Mr. Travers remains Senior Vice President of Geac and President of Geac Americas.

         As contemplated by Section 2.03 of the Agreement and Plan of Merger, dated as of June 22, 2003 among the Company, Geac and the Purchaser, effective upon the acceptance of the shares for payment pursuant to the Offer, six designees of Geac have been appointed as directors of the Company. The Geac designees, who will constitute a majority of the Board of Directors of the Company, are Anna C. Forgione, Steven Horniak, Ruth Klein, Derek J. Murphy, Lou
J. Pagotto and James M. Riley. Directors Richard Crandall, Kathryn A. Jehle and John H. MacKinnon, along with Mr. Ganster, have resigned from the Company's Board. Directors Geoffrey Bloom, Alan G. Merten, John F. Rockart and Anthony G. Stafford will continue in office pending completion of the merger, and will constitute the committee of independent directors of the Company, as contemplated by the Merger Agreement.

         The full text of the joint press release is attached hereto as Exhibit
(a)(39).

ITEM 9. EXHIBITS.

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented to include the following:

EXHIBIT NUMBER                   DESCRIPTION
--------------                   -----------

(a)(38) Joint Press Release issued by Comshare, Incorporated and Geac Computer Corporation Limited on August 1, 2003.

(a)(39) Joint Press Release issued by Comshare, Incorporated and Geac Computer Corporation Limited on August 1, 2003.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       COMSHARE, INCORPORATED


                                       By: /s/ Brian J. Jarzynski
                                          --------------------------------------
                                               Brian J. Jarzynski
                                               Senior Vice President, Chief
                                               Financial Officer and Treasurer

Dated:  August 1, 2003


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                                 Exhibit Index



EXHIBIT NUMBER                   DESCRIPTION
--------------                   -----------

(a)(38) Joint Press Release issued by Comshare, Incorporated and Geac Computer Corporation Limited on August 1, 2003.

(a)(39) Joint Press Release issued by Comshare, Incorporated and Geac Computer Corporation Limited on August 1, 2003.